Contact

www.linkedin.com/in/
brownjasonchs (LinkedIn)

Top Skills

Marketing Strategy
Social Media
Online Marketing

Jason Brown

CEO at Called Higher Studios, Inc
Franklin, Tennessee, United States

Experience

Called Higher Studios, Inc
CEO
June 2019 - Present (4 years 8 months)
Franklin, TN

A Faith Based Movie Studio

PZAJ Holdings, LLC
Co-Founder
July 2021 - Present (2 years 7 months)
Franklin, Tennessee, United States

Arolucha, Inc
CEO and Co-Founder of Arolucha, Inc
October 2017 - June 2019 (1 year 9 months)
Greater Nashville Area, TN

Arolucha, Inc - The World's First Fan Owned Sports & Entertainment Company
for Lucha Libre.

Aroluxe Media LLC
President
May 2014 - December 2018 (4 years 8 months)
Greater Nashville Area, TN

Education

Los Angeles Film School
Film

University of North Alabama
Business

The University of Alabama
Business Administration and Management, General